

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2019

Garold Spindler
Managing Director and Chief Executive Officer
Coronado Global Resources Inc.
100 Bill Baker Way
Beckley, WV 25801

Re: Coronado Global Resources Inc.
Registration Statement on Form 10-12G
Filed April 29, 2019
File No. 000-56044

Dear Mr. Spindler:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining